UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        STARTRONIX INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  855 68 C108
-------------------------------------------------------------------------------
                                (CUSIP Number)

                              Dr. Fahad Almubarak
                              c/o Rana Investment Company
                              P.O. Box 60148
                              Riyadh, Saudi Arabia 11545
                              011-966-01-462-6262
-------------------------------------------------------------------------------
                   (Name, Address, Telephone Number of Person Authorized
                          to Receive Notices and Communications)


                               December 31, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

            NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).




PAGE

                                       SCHEDULE 13D


CUSIP NO.   855 68 C108                                     PAGE 2 OF 6 PAGES


   1        NAME OF REPORTING PERSON; S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Rana Investment Company and Rana Star Investment Company Ltd., a company in which Rana Investment Company holds a 50% interest.


   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  <checked-box>
                                                                            (b)  <square>
   3        SEC USE ONLY
   4        SOURCE OF FUNDS*
                OO
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) <square>
   6        CITIZENSHIP OR PLACE OR ORGANIZATION
            Rana Investment Company is incorporated as an investment institution in Saudi Arabia.
            Rana Star Investment Company Ltd. is organized as a limited liability company organized under the laws of the Cayman Islands.

  NUMBER OF         7      SOLE VOTING POWER     9.50%
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
                    8      SHARED VOTING POWER          0%
                    9      SOLE DISPOSITIVE POWER 2,600,000 common shares
                    10     SHARED DISPOSITIVE POWER     0
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000 common shares of StarTronix International, Inc. are held by Rana Investment Company, 100,000 shares of which are owned by itself and the remainder of which are owned by Rana Star Investment Company Ltd.
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     NO <square>
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.50%
   14      TYPE OF REPORTING PERSON*  IV

                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



PAGE

Item 1. Security and Issuer
---------------------------
Common Stock ("Common Shares") of StarTronix International, Inc. (the "Issuer")

      StarTronix International, Inc.
      2402 Michelson Dr., Suite 160
      Irvine, California 92715
      EIN: 91-2263272

Item 2. Identity and Background
-------------------------------

                                           Rana Investment Company:
                                           _______________________

(a)   Name:                                Rana Investment Company ("RIC")
(b)   Place of Organization:               Saudi Arabia
(c)   Principal Business:                  Investment company
(d)   Address of Principal Business:       P.O. Box 60148
                                           Riyadh, Saudi Arabia 11545
(e)   Address of Principal Office:         P.O. Box 60148
                                           Riyadh, Saudi Arabia 11545
(f)   Criminal Convictions:                None
(g)   Civil Proceedings under any
      Securities Laws:                     None

                                           Rana Star Investment Company Ltd.:
                                           _________________________________

(a)   Name:                                Rana Star Investment Company Ltd.
                                            ("Rana Star")
(b)   Place of Organization:               Cayman Islands
(c)   Principal Business:                  Investment company
(d)   Address of Principal Business:       P.O. Box 60148
                                           Riyadh, Saudi Arabia 11545
(e)   Address of Principal Office:         c/o E & Y Corporate Services
                                            (Cayman Islands) Ltd.
                                           P.O. Box 1034 One Capital Place
                                           George Town, Grand Cayman
                                           Cayman Islands, British West Indies
(f)   Criminal Convictions:                None
(g)   Civil Proceedings under any
      Securities Laws:                     None

Item 3. Source and Amount of Funds
__________________________________

On October 9, 1996, RIC invested, on behalf of itself, $99,000 (representing 110,000 Common Shares) from its own funds and subsequently, on October 15, 1996 sold 10,000 Common Shares (for $9,400) from that initial investment.

On December 31, 1996, RIC invested, on behalf of Rana Star, $1,000,000 from its own funds and client accounts.

Item 4. Purpose of Transaction
______________________________

The purpose of this transaction for RIC and Rana Star was to invest in the Common Shares. Rana Star and RIC may acquire additional securities of the Issuer or dispose of such securities in accordance with their investment objectives.

Item 5. Interest in Securities of the Issuer
____________________________________________

As of December 31, 1996, RIC and Rana Star collectively owned 2,600,000 Common Shares, representing a 9.50% interest in the Common Shares.

Item 6. Contracts, Etc., with Respect to Securities of the Issuer
_________________________________________________________________

None.

Item 7.  Material to be Filed as Exhibits
_________________________________________

None.


PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                             Date:  March 11, 1997

                                             RANA INVESTMENT COMPANY



                                             By: /s/ Dr. Mazan Hassounah
                                                -------------------------------
                                                Name:  Dr. Mazan Hassounah
                                                Title: Deputy General Manager


                                             RANA STAR INVESTMENT COMPANY LTD.



                                             By:  /s/ Dr. Mazan Hassounah
                                                -------------------------------
                                                Name:  Dr. Mazan Hassounah
                                                Title: Director


PAGE

The undersigned hereby each consent to the joint filing on behalf of them of
Schedule 13-D, pursuant to Section 13(d)(3) and Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934, as amended, with respect to the common shares of Management Technologies, Inc.



                                             Date:  March 11, 1997

                                             RANA INVESTMENT COMPANY



                                             By: /s/ Dr. Mazan Hassounah
                                                -------------------------------
                                                Name: Dr. Mazan Hassounah
                                                Title: Deputy General Manager


                                             RANA STAR INVESTMENT COMPANY LTD.


                                             By: /s/ Dr. Mazan Hassounah
                                                -------------------------------
                                                Name:  Dr. Mazan Hassounah
                                                Title: Director